UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 22, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR

Pre-close update: Harmony anticipates to meet annual guidance for FY 2023 with strong production performance and higher recovered grades

Johannesburg, Thursday, 22 June 2023. Peter Steenkamp, chief executive officer of Harmony Gold Mining Company Limited (“Harmony” and/or the “Company”), reflects on the Company’s past financial year, which ends on 30 June 2023 (“FY23”).

I am pleased to report that Harmony anticipates meeting its production and cost guidance and surpassing our guidance on underground recovered grades in FY23.

We continue to deliver excellent underground-recovered grades from our South African operations, underpinned by a phenomenal performance from Mponeng. As a result, underground recovered grades will be higher than the guided 5.6g/t for FY23. As anticipated, recovered grades at Hidden Valley also improved in the fourth quarter. Therefore, production for the group will be towards the upper end of FY23 guidance of between 1 400 000 and 1 500 000 ounces whilst all-in-sustaining costs have remained comfortably below R900 000/kg, as guided, for this financial year.

Health and safety remain our number one priority and we strive to ensure the continued well-being of our people and our host communities. Our safety transformation journey is yielding positive results. We are on track to achieve seven consecutive quarters with the lost time injury frequency rate below 6.00 per 1 million hours worked. However, more still needs to be done to ensure that every employee returns home safely every single day.

We have maintained a robust and flexible balance sheet as we continue into the second year of our higher capital expenditure programme in line with our growth ambitions. This growth programme will improve the quality of our ounces by allocating necessary capital towards our higher-grade underground mines and higher-margin surface and international operations.

In addition, we are purposefully allocating capital towards those projects that further our sustainable development commitments. These projects include our comprehensive renewable energy programme of which the construction of Phase 1 is now complete.

During the year we continued to grow our surface retreatment operations and advanced our investment in copper, a future-facing metal, through the successful acquisition of the Eva Copper project in Australia. Harmony also continues to advance the Tier 1 Wafi-Golpu copper-gold project, one of the largest copper-gold block cave projects globally, which represents approximately 40% of our Mineral Reserves. The signing of the framework memorandum of understanding with the Government of Papua New Guinea in April 2023 was a significant step forward towards securing the Mining Development Contract and Special Mining Lease for Wafi-Golpu. Together, Eva and Wafi-Golpu provide an enviable global copper growth platform that, once developed, will deliver meaningful copper production into the critical minerals supply chain for decades to come.

Harmony has seen a remarkable and transformative improvement in asset quality through its series of value-accretive acquisitions and targeted capital expenditure programmes over the past five years. I am proud of what we have achieved this financial year and I believe that we have a solid foundation with strong momentum heading into the new financial year.

Our ongoing commitment to produce safe, profitable ounces and improve margins through operational excellence, value-accretive acquisitions and targeted capital expenditure programmes is perfectly encapsulated through ‘Mining with Purpose’.

The financial information on which this operational guidance is based, has not been reviewed or reported on by the Company’s external auditors.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

JSE Sponsor:
J.P. Morgan Equities South Africa Propriety Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 22, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director